UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
BAUSCH HEALTH COMPANIES INC.
(Exact name of registrant as specified in its charter)
 Bausch Health Companies Inc.
(Exact name of registrant as specified in its charter)

British Columbia	,	Canada	001-14956	98-0448205
(State or other jurisdiction of incorporation)			(Commission file number)	(I.R.S. Employer Identification Number)
2150 St. Elzéar Blvd. West, Laval, Québec, Canada H7L 4A8
(Address of Principal Executive Offices) (Zip Code)

Deborah Klein	908-541-8783
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐     Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The Bausch Health Companies Inc. Conflict Minerals Report for the calendar year ended December 31, 2025, filed herewith as Exhibit 1.01 to this Form SD, is publicly available on the Company’s website at https://www.bauschhealth.com/ESG/responsible-procurement/. The content of our website as referred to in this Form SD is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02 Exhibit
The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form.
Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Bausch Health Companies Inc. (Registrant)

/s/ Seana Carson	June 1, 2026
By (Signature and Title)	(Date)
Seana Carson Executive Vice President, General Counsel